
05009939

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Saft Groupe S.A.

*CURRENT ADDRESS: Rue Georges Leclanché - BP1039
86060 Poitiers Cedex 9
France

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

FILE NO. 82- 34697 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/11/05

English description of the other (French-language) documents filed with the AMF in connection with the French Public Offering

1. Motion to president of the *Tribunal de commerce* in Nanterre requesting the appointment of independent appraisers to verify the value of assets to be contributed to the Company, dated March 18, 2005

2. Documents for incorporation of the Company, including its by-laws, filed with the clerk of the *Tribunal de commerce* in Nanterre, dated March 23, 2005

3. Minutes of the supervisory board held on March 23, 2005, filed with the clerk of the *Tribunal de commerce* in Nanterre, dated March 23, 2005

4. Notice of the incorporation of the Company published in a journal of legal announcements, dated March 23, 2005

5. Motion to president of the *Tribunal de commerce* in Nanterre requesting the appointment of independent appraisers to verify the Company's assets and liabilities, dated April 20, 2005

6. Letter to shareholders relating to the shareholders' meeting to be held on May 12, 2005, including the agenda, dated April 26, 2005

7. Documents available to shareholders concerning the extraordinary shareholders' meeting held on May 12, 2005, including the report by the management board and the text of the resolutions to be submitted to the shareholders' vote, dated April 27, 2005

Press release (Unofficial English Translation)

No. 14-05

Stand A7
Hall A

Saft will participate at the 9th Defence Enterprise Forum

The Group will present three new products at the Forum to take place on May 24 and 25 at Versailles-Satory

Paris, May 13 2005 – Saft, a leader in the design, development and production of high technology batteries for industrial applications, will present its lithium and nickel-metal hydride batteries for military applications.

Saft is the number one supplier of lithium batteries to the French armed forces (air, ground, naval). The Group constantly improves the performance of its products that must meet strict performance, weight and durability criteria, to provide soldiers with increased mobility in diverse climates. Saft's research and development efforts allow for miniaturization of its applications while maintaining resistance to temperature extremes and shocks.

Saft will show its entire range of primary lithium, lithium-ion and nickel-metal hydride for military applications, and on this occasion will show three new products:

- the MP176065 of 6.8 amps: a new model with increased capacity of this lithium-ion element, which positions the group as a potential supplier to FELIN. The aim is the production of a combat outfit including a laser pointer, night vision goggles and intra group radio communication. This new system could also be used to equip other combat systems.
- batteries that will supply power to the PR4G (4th generation radio post), the latest generation radio post for the French army.
- the standard module VH nickel-metal hydride, presented for the first time at a military expo. This is a high power battery made of several cells, equipped with an electronic card that monitors charge and discharge. In the defence area, this battery is used to power portable telecommunications systems and individual mobility.

Several thousand military and professionals are expected to attend the forum.


saft

communiqué de presse press release

N° 17-05

EADS chooses Saft to provide batteries to power the ATV

Saft and EADS SPACE Transportation have signed a contract for the provision of flight batteries for six ATVs (Automated Transfer Vehicles)

Paris, 11th of May, 2005 – Saft, the world's leading manufacturer of high-end batteries for industrial applications, has signed a contract to develop and manufacture batteries to power the ATV, an EADS SPACE Transportation designed spacecraft, up to 2011.

ATV is the most complex and innovative spacecraft ever engineered and produced in Europe. Launched by an Ariane 5, it will be the first European spacecraft to carry out docking maneuvers with the International Space Station (ISS). It will ferry propellants, food, water for the astronauts and scientific equipment to the ISS. Once docked with the ISS, the ATV will correct the station's orbit by re-boosting the Station. At the end of its mission, the ATV, weighing about 20 tons and measuring 4.5 m in diameter and 10 m in length, will be filled with waste, and burn up in a controlled mode as it reenters the atmosphere.

Saft will provide all of the eight batteries required by ATV's mission. These play an essential role:
Four Ni-Cd batteries (2x18 VOS40 cells) power the spacecraft payload during orbital transfer operations and once docked with the ISS, for a 6 month period of time.
Two Li-MnO_2 batteries (3x11 M62 cells) trigger the undocking while two other identical batteries power the de-orbiting emergency procedures.

Object of a previous development contract, **Saft has already designed and supplied batteries for the first ATV flight model,** called Jules Verne, that will be launched by an Ariane-5 in early 2006.

As part of the Saft Group, the plant in Poitiers will design and manufacture these batteries.
It will be aided by the expertise of two other plants: Bordeaux for nickel-cadmium electrodes and Büdingen (Germany) for primary elements.
This long-term contract illustrates Saft's ability to meet demanding spacecraft battery requirements, thanks to its large portfolio of specialized technologies. It also demonstrates Saft's capacity to ensure a continuous production of batteries built to manned flight specifications.

This confirms Saft's ability to respond to the development challenges to provide energy for manned or unmanned spacecrafts.

About Saft
An independent group, Saft is world specialist in the design and manufacture of high-tech batteries for industry. Saft batteries are used in high performance applications such as industrial infrastructure and processes, transportation, space and defence. Saft is the world's leading manufacturer of nickel-cadmium batteries for industrial applications and of primary lithium batteries for industry and defence. The group is also the European leader for specialised battery technologies for space and defence. Saft is present in 17 countries and employs some 4000 people worldwide. Its 16 manufacturing sites and extensive sales network enable the group to serve its customers worldwide.

For more information, visit Saft at www.saftbatteries.com

Press contacts:
CICOMMUNICATION – Delphine DECOURTY, Catherine ISNARD
Tel. : +33 1 47 23 90 48, e-mail: decourty@cicommunication.com
SAFT - Jill LEDGER, Communications Director, Tel. : +33 1 49 93 17 77, e-mail: jill.ledger@saftbatteries.com